EXHIBIT 21

Name	State	Owned By	Ownership

Plures Holdings, Inc.	DE	The Registrant	100%

Advanced MicroSensors Corporation	NY	Plures Holdings, Inc.	95%

Magnetic Sense Inc.	DE	The Registrant	100%